Exhibit 99.5

UNDERWRITING AGREEMENT

October 26, 2012

Algonquin Power & Utilities Corp.

2845 Bristol Circle

Oakville, Ontario L6H 7H7

Attention:     Mr. Ian E. Robertson, Chief Executive Officer

Dear Sirs and Mesdames:

Scotia Capital Inc. (“Scotiabank”), TD Securities Inc. (“TD”, and together with Scotiabank, the “Joint Bookrunners”), BMO Nesbitt Burns Inc., CIBC World Markets Inc., Desjardins Securities Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Canaccord Genuity Corp., Raymond James Ltd. and Cormark Securities Inc. (individually, an “Underwriter” and collectively, the “Underwriters”) understand that Algonquin Power & Utilities Corp. (the “Corporation”) proposes to issue and sell 4,800,000 Cumulative Rate Reset Preferred Shares, Series A (the “Series A Shares”) at a price of $25.00 per Series A Share, payable at the Time of Closing (as hereinafter defined) for an aggregate purchase price of $120,000,000 (the “Purchase Price”). Pursuant to the terms of this agreement, the Underwriters hereby severally, and not jointly or jointly and severally, offer to purchase from the Corporation, and by its acceptance of the offer made by this agreement, the Corporation agrees to sell to the Underwriters, at the Closing (as hereinafter defined) 4,800,000 Series A Shares at the Purchase Price (the “Offering”).

Terms and Conditions

1. The Offered Securities shall be duly and validly issued and, when issued, shall have attributes and characteristics which conform in all material respects to the attributes and characteristics contemplated by the Prospectus (as hereinafter defined) and any amendments thereto.

2. The Underwriters will be permitted to appoint other registered dealers (or other dealers duly qualified in their respective jurisdictions) as their agents to assist in the Offering and the Underwriters may determine, and shall be solely responsible for paying, the remuneration payable by the Underwriters to such other dealers appointed by them. No commission, consulting fee or other amount in consideration for the sale of the Offered Securities shall be paid to any person or company unless the Underwriters have granted their prior consent in writing.

3. The Corporation shall pay to the Underwriters a fee (the “Commission”) at the Time of Closing (as hereinafter defined) equal to (i) 1.0% of the aggregate gross proceeds of Offered Securities (as hereinafter defined) sold to exempt institutions, and (ii) 3.0% of the aggregate gross proceeds of the sale of Offered Securities to any Purchaser (as hereinafter defined) other than any exempt institution, in consideration of the services to be rendered by the Underwriters in connection with such distributions, including, without limitation, acting as financial advisor to the Corporation in the preparation of documentation relating to the sale of the Offered Securities;

assisting the Corporation in connection with the preparation and finalization of the Preliminary Prospectus and the Prospectus (as hereinafter defined) and any amendments thereto; performing administrative work in connection with these matters; and all other services arising out of this agreement (collectively, the “Underwriters’ Fee”).

4. The net proceeds from the Offering will be used by the Corporation to fund a portion of the purchase price related to the investment in two wind farms (Minonk and Senate) located in the United States as described in the Prospectus and for general corporate purposes.

5. The Offered Securities will be offered for sale at an initial offering price not exceeding the price per security specified on the cover page of the Preliminary Prospectus, provided that after the Underwriters have made a reasonable effort to sell all of the Offered Securities at such price, the Underwriters may subsequently reduce the offering price of the Offered Securities from time to time in order to sell any of the Offered Securities remaining unsold. Each agreement of the Underwriters establishing a banking, selling or other group in respect of the distribution shall contain a similar covenant by each selling firm. Any such reduction in the offering price shall not affect the Purchase Price to be paid to the Corporation.

6. The Corporation acknowledges and agrees to use its best efforts to ensure that members of management are available to provide assistance to the Underwriters, as requested by the Underwriters, with respect to the marketing of the Offered Securities.

7. In this agreement, in addition to the terms defined above or elsewhere in this agreement, the following terms shall have the following meanings:

“Algonquin Companies” means those corporations set out on pages one to eight of the Annual Information Form, which are owned directly or indirectly by the Corporation;

“Algonquin Partnerships” means those partnerships set out on pages one to eight of the Annual Information Form, which are owned directly or indirectly by the Corporation;

“Algonquin Securities” means collectively, the securities (as such term is defined in the Securities Act (Ontario)) which are outstanding in each of the Algonquin Companies, the Algonquin Partnerships and the Algonquin Trusts;

“Algonquin Trusts” means those trusts set out on pages one to eight of the Annual Information Form, which are owned directly or indirectly by the Corporation;

“Annual Information Form” means the annual information form of the Corporation dated March 30, 2012;

“Applicable Securities Laws” means all applicable securities laws in each of the Qualifying Jurisdictions and the respective regulations and rules under such laws together with applicable published policy statements of the Securities Commissions in the Qualifying Jurisdictions;

“Asset Purchase Agreement” means the asset purchase agreement between the Seller and Buyer dated August 8, 2012;

“Buyer” means Liberty Energy (Georgia) Corp., a wholly-owned subsidiary of the Corporation;

“Closing” means the completion of the purchase of the Offered Securities;

“Closing Date” means the date on which the purchase of the Offered Securities will be completed which is scheduled for November 9, 2012 or such later date as the Corporation and the Underwriters mutually agree;

“DBRS” means DBRS Limited;

“distribution” and “distribution to the public” have the meaning as those terms are defined in Applicable Securities Laws and the term “misrepresentation” has the meaning ascribed to it in Applicable Securities Laws;

“Documents Incorporated by Reference” means collectively those documents incorporated by reference in the Prospectuses or Prospectus Amendment, including any other document prepared by the Corporation and filed with the Securities Commissions after the date of this agreement and before the completion of the distribution of the Offered Securities that is of a type that is required to be incorporated by reference in the Prospectus or Prospectus Amendment pursuant to National Instrument 44-101 – Short Form Prospectus Distributions;

“Exchange” means the Toronto Stock Exchange;

“Jurisdictions” means, collectively, the Qualifying Jurisdictions and such other jurisdictions as may be agreed to by the Corporation and the Underwriters;

“LNG Business” means the business and all of the assets and liabilities associated therewith acquired pursuant to the Asset Purchase Agreement;

“Offered Securities” means the 4,800,000 Series A Shares being purchased by the Underwriters pursuant to the provisions of this agreement;

“Passport System” means the system and procedures for prospectus filing and review under Multilateral Instrument 11-102 – Passport System of the Canadian Securities Administrators and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions adopted by the Securities Commissions and its related memorandum of understanding;

“Passport System Receipt” means a receipt issued by the Principal Regulator pursuant to the Passport System and which evidences the receipt by the Securities Commissions for the Preliminary Prospectus, the Prospectus or a Prospectus Amendment, as the case may be;

“Principal Regulator” means the Ontario Securities Commission as the principal regulator under the Passport System;

“Permits” means all permits, consents, waivers, applications, authorizations, licences, certificates, approvals, registrations, franchises, rights, privileges and exemptions or the like issued or granted by any governmental authority or by any other third party, including, without limitation, any Permits pertaining to all applicable laws, regulations, standards, requirements, ordinances, policies, guidelines, orders, approvals, notices, directives, or parts thereof, pertaining to environmental or occupational health and safety matters;

“Preliminary Prospectus” and “Prospectus” means the preliminary short form prospectus and the short form prospectus, respectively, including in each case any Documents Incorporated by Reference and all other documents required to be filed in each of the Qualifying Jurisdictions in connection with the distribution of the Offered Securities and “Prospectuses” means all of them;

“Prospectus Amendment” means any amendment to the Preliminary Prospectus or the Prospectus;

“Purchasers” means purchasers of Offered Securities;

“Qualifying Jurisdictions” means each of the provinces of Canada;

“Securities Commissions” mean, collectively, the securities commission or other securities regulatory authority in each of the Qualifying Jurisdictions and any other applicable securities regulatory authority in each other Jurisdiction;

“SEDAR” means System for Electronic Document Analysis and Retrieval;

“Seller” means Atmos Energy Corporation;

“Supplementary Material” means any Prospectus Amendment and any supplemental or additional or ancillary material, information, evidence, return, report, application, statement or document prepared and filed by the Corporation with the Securities Commissions;

“S&P” means Standard & Poor’s, a division of the McGraw Hill Companies, Inc.; and

“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder;

“Time of Closing” means 8:00 a.m. (Toronto Time) on the Closing Date.

Terms used herein which are defined in the Prospectus and not otherwise defined herein shall have the meaning set forth in the Prospectus unless the context requires otherwise.

Covenants of the Underwriters

8. Each Underwriter severally covenants with the Corporation that it shall:

(i)	conduct its activities in attempting to sell the Offered Securities in compliance with all relevant laws and regulatory requirements;

(ii)	not be liable to the Corporation under this paragraph 8 with respect to a default by another Underwriter;

(iii)	upon the Corporation obtaining a Passport System Receipt therefor from the Securities Commissions, deliver one copy of the Prospectus to each Purchaser or prospective purchaser of Offered Securities;

(iv)	offer the Offered Securities for sale to the public and sell the Offered Securities only in those Jurisdictions where they may lawfully be offered for sale; and

(v)

use reasonable best efforts (taking into account the respective interests of each of the Corporation and the Underwriters) to complete, and to cause members of their banking or selling group (if any) and agents to complete, the distribution of the Offered Securities as soon as possible after the Time of Closing. The Underwriters shall notify the Corporation when, in the Underwriters’ opinion, the distribution of the Offered Securities has been completed and provide the Corporation, as soon as reasonably practical thereafter, with a breakdown of the number of Offered Securities distributed in each of the Qualifying Jurisdictions where such breakdown is required by the securities regulatory authority of such jurisdiction.

The Underwriters will ensure that any person or persons appointed pursuant to paragraph 2 agree with the Underwriters to comply with the covenants and obligations of the Underwriters contained herein.

Representations, Warranties and Covenants of the Corporation

9. The Corporation hereby represents, warrants and covenants to and with the Underwriters, that:

(i)

the Preliminary Prospectus, the Prospectus and any Supplementary Material (a) are true and correct in all material respects; (b) do not contain a misrepresentation and contain full, true and plain disclosure of all material facts relating to the Offered Securities; (c) comply in all material respects with the requirements of Applicable Securities Laws; and (d) the financial statements contained in the Preliminary Prospectus and Prospectus accurately reflect the financial position of the Corporation as at the date thereof and no material adverse change in the financial position of the Corporation has taken place since the date thereof except in the ordinary course of business;

(ii)

the Corporation has been duly organized as a corporation under the laws of Canada and has all requisite power and authority to own its properties and assets and to carry on its undertaking, including issuing the Offered Securities, as contemplated hereby, and is qualified to own its properties and assets and to carry on its undertaking in all jurisdictions where it owns property and assets and carries on its activities;

(iii)

the Corporation is, and will be, at the Time of Closing a reporting issuer not in default of any requirement under Applicable Securities Laws. In particular, without limiting the foregoing, no material change relating to the Corporation has occurred with respect to which the requisite material change report has not been filed on a non-confidential basis with all relevant securities regulatory authorities (unless originally filed on a confidential basis and subsequently made non-confidential);

(iv)

the Corporation has prepared and will file the Preliminary Prospectus (in the English and French languages, as appropriate) under the applicable laws of Ontario (as principal jurisdiction) and the other Qualifying Jurisdictions and obtain a Passport System Receipt therefor on or before the close of business in Toronto on October 26, 2012 and will also file such other related documents relating to the proposed distribution of the Offered Securities in each of the Qualifying Jurisdictions;

(v)

the Corporation (A) will satisfy any comments made by any Securities Commission on the Preliminary Prospectus, (B) will use its best efforts to obtain a Passport System Receipt for the (final) Prospectus as soon as possible and in any event no later than November 2, 2012 or such other date as may be agreed to by the Underwriters; and (C) subject to the foregoing, use its best efforts to take all other steps and proceedings that may be necessary in order to qualify the Offered Securities for distribution or distribution to the public, as the case may be, in each Qualifying Jurisdiction;

(vi)

from the date of this agreement and thereafter and prior to the filing of the Preliminary Prospectus (both, in the English and the French languages), and thereafter prior to the Time of Closing, the Corporation shall allow the Underwriters to participate fully in the preparation of such documents and shall allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfill the Underwriters’ obligations and in order to enable the Underwriters to responsibly execute any certificate required to be executed by the Underwriters contained in such documentation;

(vii)

the Corporation is eligible in accordance with the provisions of National Instrument 44-101 – Short Form Prospectus Distributions to file a short form prospectus with the Securities Commissions at the respective times of filing and at all times subsequent to the filing thereof during the distribution of the Offered Securities, the Prospectuses, as amended, will comply with the requirements of Applicable Securities Laws pursuant to which they have been filed and the respective rules and regulations thereunder and the Prospectuses and any Supplementary Material will provide full, true and plain disclosure of all material facts relating to the Corporation and its affiliates taken as a whole and to the Offered Securities as required by Applicable Securities Laws in the Qualifying Jurisdictions and the Prospectuses will not contain any misrepresentation;

(viii)

the Corporation shall promptly inform the Underwriters in writing, during the period commencing on the date of this agreement and ending on the date which is the end of the period of distribution of the Offered

Securities, of any change (actual, contemplated or threatened) in the business, affairs, operations, assets, liabilities (contingent or otherwise), any stability ratings, capital or ownership of the Corporation or its subsidiaries or any change in any matter covered by a statement contained in the Prospectuses, or any Supplementary Material, as they exist immediately prior to such change if such change is, or there is a reasonable possibility that such change may be, of such a nature as to render the Prospectuses or any Supplementary Material as it exists immediately prior to such change, misleading or untrue in any material respect or would result in any of such documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in any of such documents, as they exist immediately prior to such change, not complying with the laws of any Qualifying Jurisdiction or which change would reasonably be expected to have a significant adverse effect on the market price or value of any securities, including the Offered Securities, of the Corporation;

(ix)

the Corporation shall, to the satisfaction of the Underwriters’ counsel in the Qualifying Jurisdictions, acting reasonably, promptly comply with all filing and other requirements under Applicable Securities Laws that arise as a result of a change referred to in the preceding paragraph (viii) and that are applicable to it. The Corporation shall in good faith first discuss with the Underwriters any change in circumstances (actual or proposed within the Corporation’s knowledge) which is of such a nature that there is a reasonable doubt whether notice needs to be given to the Underwriters pursuant to paragraph (viii) and, in any event, prior to making any filing referred to in this paragraph (ix). In addition, if, during the period of the distribution of the Offered Securities, there is any change in any applicable securities laws which results in a requirement to file Supplementary Material, the Corporation shall, to the satisfaction of the Underwriters’ counsel in the Qualifying Jurisdictions, acting reasonably, make any such filing required to be made by it as soon as possible;

(x)

the Corporation will deliver from time to time without charge to the Underwriters as many commercial copies of the Prospectuses (and in the event of an amendment to the Prospectuses, copies of such Prospectus Amendment) as the Underwriters may request, acting reasonably, for the purposes contemplated hereunder and contemplated by the Applicable Securities Laws and such delivery shall constitute the consent of the Corporation with respect to the Prospectus to use such documents in connection with the distribution or the distribution to the public, as the case may be, of the Offered Securities, subject to the provisions of all Applicable Securities Laws. The delivery by the Corporation to the Underwriters of each of the Prospectuses and any Supplementary Material shall constitute the Corporation’s representation and warranty to the Underwriters and to the purchasers of the Offered Securities that all the information and statements contained in each such document, at the respective dates of delivery thereof, are true and correct in all material respects; that no material fact or information has been omitted therefrom and no other fact or information has been omitted therefrom which is necessary to make the statements contained therein not misleading in light of the circumstances in which they were made; that each such document contained no misrepresentation and that such documents constitute full, true and plain disclosure of all material facts relating to the Corporation and its subsidiaries, taken as a whole, and to the Offered Securities as required by Applicable Securities Laws;

(xi)

except as contemplated hereby and as previously publicly disclosed in documents filed on SEDAR, no person, firm or corporation, as of the date hereof, has any agreement or option with the Corporation, or any right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option with the Corporation, for the purchase, subscription or issuance of any Offered Securities;

(xii)

the execution and delivery of this agreement, the fulfillment of the terms hereof and the issue, sale and delivery on the Closing Date of the Offered Securities do not and will not result in a breach of and do not create a state of facts which after notice or lapse of time or both will result in a breach of and do not and will not conflict with, any of the terms, conditions or provisions of the constating documents of the Corporation or any indenture, agreement or other instrument to which the Corporation is a party or by which the Corporation is contractually bound or any law or regulation binding upon the Corporation;

(xiii)

the Offered Securities and the Cumulative Floating Rate First Preferred Shares, Series B (“Series B Shares”) of the Corporation (which the Series A Shares are convertible into in accordance with their terms) will be listed and posted for trading on the Exchange at the Time of Closing;

(xiv)

the Corporation has not withheld, and will not withhold, from the Underwriters any facts relating to the Corporation or to the Offering that would be material to a prospective purchaser of the Offered Securities;

(xv)

the Corporation (i) has been duly incorporated under the Canada Business Corporations Act and is and will be at the Time of Closing up-to-date in all material corporate filings and in good standing under such Act; (ii) has all requisite corporate power and authority to execute and deliver and perform its obligations under this agreement and to carry out the provisions of this agreement and to invest the funds of the Corporation in accordance with the Prospectus, as amended; and (iii) has all requisite corporate power and authority to carry on its business as now conducted and to own, lease and operate its properties and assets;

(xvi)	The Series A Shares are provisionally rated Pfd-3 (low) by DBRS and P-3 by S&P;

(xvii)

Canadian Share Transfer Company, as administrative agent for CIBC Mellon Trust Company (the “Transfer Agent”), at its principal offices in the City of Toronto, is the duly appointed registrar and transfer agent of the Offered Securities and Series B Shares;

(xviii)

the Corporation has elected or will elect, in the manner and within the time provided under section 191.2 of the Tax Act, to pay tax at a rate, and take all other necessary action under the Tax Act, such that no holder of the Series A Shares or Series B Shares shall be required to pay Part IV.1 tax on dividends received on the Series A Shares or Series B Shares under section 187.2 of the Tax Act;

(xix)

except as previously disclosed in writing to the Underwriters or their counsel, Bennett Jones LLP, or publicly disclosed in documents filed on SEDAR, the Corporation, and to the best of the knowledge of the Corporation, after due inquiry, each of the Algonquin Companies, Algonquin Partnerships and Algonquin Trusts, respectively: (A) has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on; and (B) holds all necessary licences, permits, approvals, consents, certificates, registrations and authorizations (whether governmental, regulatory or otherwise) to enable its business to be carried on as now conducted and its property and assets to be owned, leased and operated, and the same are validly existing and in good standing and, except as disclosed in the Prospectuses, as amended, none of the same contains any term, provision, condition or limitation which has or may have a materially adverse effect on the operation of its business as now carried on or as proposed to be carried on;

(xx)

the authorized capital of the Corporation consists, and will immediately preceding the Time of Closing consist, of an unlimited number common shares and an unlimited number of preferred shares issuable in series (including the Series A Shares and the Series B Shares) of which, 169,054,553 common shares and no preferred shares are validly issued and outstanding as fully paid and non-assessable as of the date hereof. At the Time of Closing, assuming no conversion of Series 3 debentures of the Corporation outstanding and no exchange of the 16,053,016 subscription receipts held by Emera Inc. that are exchangeable on a one-for-one basis for common shares, 169,054,553 common shares and 4,800,000 Series A Shares will be duly and validly issued and outstanding as fully paid and non-assessable;

(xxi)	when issued upon conversion of the Series A Shares, the Series B Shares will be duly and validly issued as fully paid and non-assessable;

(xxii)

the execution and delivery of this agreement by the Corporation, the fulfillment of the terms hereof by the Corporation, and the issuance, sale and delivery of the Offered Securities at the Time of Closing do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(A)

any of the terms, conditions or provisions of any indenture, agreement or instrument to which the Corporation is a party or by which the Corporation will be contractually bound at the Time of Closing; or

(B)	any laws of Canada or the Province of Ontario or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Corporation;

(xxiii)

the execution and delivery of this agreement by the Corporation and the fulfillment of the terms hereof by the Corporation, do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(A)	any of the terms, conditions or provisions of its articles, by-laws or resolutions of its shareholders or directors (or any committee thereof); or

(B)

any laws of any jurisdiction in which any of it or its affiliates carries on business or owns any assets or any judgment, order or decree of any governmental body, agency or court having jurisdiction over it and the affiliate;

(xxiv)

there is no action, proceeding or investigation (whether or not purportedly on behalf of the Corporation, respectively) or, to the knowledge of the Corporation, pending or threatened against or affecting the Corporation, at law or in equity or before or by any federal, provincial, state, municipal or other governmental department, commission, board or agency, domestic or foreign, which could in any way materially adversely affect either the Corporation or the condition (financial or otherwise) of the Corporation or which questions the validity of the issuance of the Offered Securities or of any action taken or to be taken by the Corporation pursuant to or in connection with this agreement;

(xxv)

prior to the Time of Closing, each of the Algonquin Companies is a corporation duly incorporated and organized and validly existing under its jurisdiction of incorporation, is duly qualified to carry on its business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets required such qualification, and has, or will have at the Time of Closing, all requisite corporate power and authority to carry on its business and to own, lease and operate its property and assets;

(xxvi)

the Corporation is in compliance with all covenants under, and no material default on the part of the Corporation exists under, or as a result of any of the transactions described in the Prospectus, which in any case significantly adversely affects, or would reasonably be expected to have a significant adverse effect on the market price or value of the Offered Securities, or would reasonably be expected to have a significant adverse effect on the market price or value of the issued and outstanding common shares of the Corporation;

(xxvii)

the audited consolidated balance sheets of the Corporation as at December 31, 2011 and 2010 contained in the Prospectus or any Supplementary Material are complete and correct in all material respects, have been prepared in accordance with Canadian generally accepted accounting principles consistently applied and present fairly the financial position of the applicable entity as at the date and for the periods stated therein;

(xxviii)

the interim financial statements of the Corporation for the six months ended June 30, 2012, contained in the Prospectus or any Supplementary Material are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the financial position of the applicable entity as at the date and for the periods stated therein;

(xxix)

the audited consolidated balance sheets of Granite State as at March 31, 2011 and 2010 contained in the Prospectus or any Supplementary Material are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the financial position of the applicable entity as at the date and for the periods stated therein;

(xxx)

the interim financial statements of Granite State for the quarters ended June 30, 2011 and 2010 and March 31, 2011 and 2010, contained in the Prospectus or any Supplementary Material are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the financial position of the applicable entity as at the date and for the periods stated therein;

(xxxi)

the audited consolidated balance sheets of EnergyNorth as at March 31, 2011 and 2010 contained in the Prospectus or any Supplementary Material are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the financial position of the applicable entity as at the date and for the periods stated therein;

(xxxii)

the interim financial statements of EnergyNorth for the quarters ended June 30, 2011 and 2010 and March 31, 2011 and 2010, contained in the Prospectus or any Supplementary Material are complete and correct in all material respects, have been prepared in accordance with generally accepted accounting principles in the United States consistently applied and present fairly the financial position of the applicable entity as at the date and for the periods stated therein;

(xxxiii)

other than as disclosed to the Underwriters or as set forth in the Prospectus or any Supplementary Material, pursuant to indemnities granted in favour of the directors and officers of Corporation and/or entities affiliated with the Corporation or pursuant to guarantees and indemnities granted in favour of the Corporation or entities affiliated with the Corporation or guarantees or indemnities granted in connection with acquisitions of assets by the Corporation or its subsidiary entities, the senior secured credit facility obtained by Algonquin Power Co. and, except as entered into in the normal course of business, including with respect to normal course hedging, supply and purchase contracts, none of the Corporation, the Algonquin Companies nor the Algonquin Trusts and to the best of the knowledge of the Corporation, after due inquiry, the Algonquin Partnerships: (A) is a party to or bound by any agreement of guarantee, indemnification, assumption, endorsement or similar commitment relating to the obligations, liabilities (contingent or otherwise) or indebtedness of any other person, firm or corporation; nor (B) are they subject to any such agreement, commitment or indebtedness, nor is any of their respective assets or undertaking;

(xxxiv)	each of the Algonquin Partnerships and Algonquin Trusts is a partnership or trust, whichever the case may be, duly formed, organized and validly existing under its governing jurisdiction;

(xxxv)

to the best of the knowledge of the Corporation, after due inquiry, each of the Algonquin Companies, Algonquin Partnerships and Algonquin Trusts, respectively, has made all registrations or filings required by applicable laws to create or maintain its status as a corporation, partnership or trust, whichever the case may be;

(xxxvi)

except as previously disclosed in writing to the Underwriters or their counsel, Bennett Jones LLP, or publicly disclosed in documents filed on SEDAR, to the best of the knowledge of the Corporation, after due inquiry, each facility and project in which the Corporation has an economic interest as described in the Prospectus (the “Facilities”) is in possession of all material Permits required under existing law for the construction and/or operation of the facility and each Permit has been obtained, is in full force and effect and to their knowledge does not require amendment;

(xxxvii)

to the best of the knowledge of the Corporation, after due inquiry, except as disclosed in the Prospectuses, each of the parties identified in the Prospectuses as the owner of each Facility is the absolute beneficial owner of, and has good and marketable title to, all of the material assets of such Facilities as described in the Prospectus;

(xxxviii)

to the best of the knowledge of the Corporation, after due inquiry, except as disclosed in the Prospectuses, any and all agreements pursuant to which the Corporation, the Algonquin Companies, the Algonquin Partnerships and the Algonquin Trusts hold direct or indirect interests in the Facilities are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms (subject to usual qualifications on enforceability), such parties are not in material default of any of the provisions of any such agreements nor has any such default been alleged and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situate, all leases pursuant to which such parties derive their interest in such assets are in good standing and there has been no material default under any such leases and all realty or other property taxes required to be paid with respect to such assets to the date hereof have been paid;

(xxxix)

in each case, except as disclosed in writing to the Underwriters and their counsel, Bennett Jones LLP, or publicly disclosed in documents filed on SEDAR, all of the Facilities (and all buildings and other appurtenances related thereto) are insured against all loss from damages by hazards or risks normally insured against in accordance with good and prudent practice in the independent power production industry, with reasonable deductibles; and, to the best of their knowledge such Facilities were constructed in accordance with their plans and specifications and all building permits properly issued therefor and in compliance with all applicable building and zoning by-laws; and, to the best of their knowledge: there are no material defects in such Facilities; and there are no outstanding work orders or deficiency notices of a material nature relating to such Facilities or to the best of their knowledge with respect to the Facilities to be acquired from or required by any governmental, federal, provincial or municipal authority including, without limitation, any work orders or notices alleging violation of any environmental, health or safety statute or regulation or, to the best of their knowledge any matters under discussion with any such authorities relating to such matters; and, to the best of the knowledge of the Corporation, after due inquiry, such Facilities and all electric generating equipment and chattels required for the effective operation of such Facilities, are in good operating condition and are in a state of good repair and maintenance;

(xl)	there has not been any reportable event (as defined in National Instrument 51-102 – Continuous Disclosure Obligations) with the auditors of the Corporation;

(xli)

the Corporation has not completed any “significant acquisition” (as such term is defined in National Instrument 51-102 – Continuous Disclosure Obligations nor is it proposing any “proposed acquisition” (as such term is used in Item 10 of Form 44-101F1 to NI 44-101 – Short Form Prospectus Distributions) other than as disclosed in the Prospectuses or any Prospectus Amendment, that in any such case would require the inclusion of any additional financial statements or pro forma financial statements in the Prospectus;

(xlii)	the attributes and characteristics of the Series A Shares and Series B Shares conform in all material respects to the attributes and characteristics thereof described in the Prospectuses;

(xliii)

to the knowledge of the Corporation, the financial statements of Granite State Electric Company and Energy North Natural Gas Inc. (collectively, the “Acquired Businesses”) contained in the amended and restated business acquisition report of the Corporation dated October 26, 2012 and incorporated by reference into the Prospectuses fairly present, in all material respects, in accordance with generally accepted accounting principles in the United States of America, consistently applied, the financial position of the Acquired Businesses as at the dates thereof and consolidated results of the operations of the Acquired Businesses for the periods then ended and reflect, on a consolidated basis, all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Acquired Businesses for the periods and as at the dates thereof;

(xliv)

to the knowledge of the Corporation, the financial statements of the LNG Business fairly present, in all material respects, in accordance with generally accepted accounting principles of the United States of America consistently applied, the financial position of the Acquired Business as at the dates thereof and consolidated results of the operations of the LNG Business for the periods then ended and reflect, on a consolidated basis, all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the LNG Business for the periods and as at the dates thereof;

(xlv)

the execution and delivery of the Asset Purchase Agreement has been authorized by all necessary corporate action on the part of the Seller (to the knowledge of the Corporation) and Buyer and the Asset Purchase Agreement is enforceable against the Seller (to the knowledge of the Corporation) and Buyer in accordance with their respective terms, subject to the general qualifications that:

(A)	enforceability may be limited by bankruptcy, insolvency or other laws affecting creditors’ rights generally; and

(B)	equitable remedies, including the remedies of specific performance and injunctive relief, are available only in the discretion of the applicable court;

(xlvi)

the representations and warranties of the Buyer in the Asset Purchase Agreement, a true copy of which has been provided to the Underwriters, are true and correct as of the date thereof except as such would not have a material adverse effect on the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation and its subsidiaries (taken as a whole);

(xlvii)

the Corporation has no reason to believe that the representations and warranties of the Seller in the Asset Purchase Agreement, are not true and correct as of the date thereof or that such Seller is in breach of any of its covenants in the Asset Purchase Agreement, except, in either case, such as would not have a material adverse effect on the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the LNG Business or the Corporation and its subsidiaries (taken as a whole);

(xlviii)

to the knowledge of the Corporation, no event has occurred or condition exists which is reasonably likely to prevent the transaction contemplated by the Asset Purchase Agreement from being completed prior to the date contemplated by the Asset Purchase Agreement; and

(xlix)

if declared by the board of directors of the Corporation, cash dividends in the amount of $0.0775 per common share, or such other amount as declared by the board of directors of the Corporation, is payable on a quarterly basis on or about January 15, 2013 for which the record date is on or about December 31, 2012.

Conditions of Closing

10. The purchase and sale of the Offered Securities and the Closing will be conditional upon and subject to the following conditions being fulfilled at or prior to the Time of Closing, which conditions the Corporation covenants to exercise its reasonable best efforts to have fulfilled at or prior to the Time of Closing and which conditions in paragraphs (c), (d), (e) and (f) may be waived in writing in whole or in part by the Underwriters:

(a)

the Corporation will have made or obtained the necessary filings, approvals, consents and acceptances of the appropriate Securities Commissions and the Exchange required to be made or obtained by the Corporation prior to the Time of Closing in order to complete the Offering as herein contemplated, it being understood that the Underwriters shall do all that is required, acting reasonably, to assist the Corporation to fulfill this condition;

(b)

the directors of the Corporation shall have authorized and approved this agreement, the issuance of the Offered Securities, and all matters relating thereto, it being hereby represented by the Corporation that such authorization and approval will be obtained prior to the Time of Closing;

(c)

it shall be the case that, and the Corporation will deliver to the Underwriters a certificate and covenant of the Corporation and signed on behalf of the Corporation by the Chief Executive Officer and the Chief Financial Officer of the Corporation (or such officers of the Corporation as may be acceptable to the Underwriters) addressed to the Underwriters and dated the Closing Date in form satisfactory to their counsel, Bennett Jones LLP, certifying that:

(i)	except as otherwise publicly disclosed, the Prospectuses are true and correct in all material respects and contain no misrepresentation;

(ii)

except as otherwise publicly disclosed, no material adverse change in the assets, liabilities, financial position or business of the Corporation has occurred and no transaction out of the ordinary course of business and of a nature material to the Corporation has been entered into or is pending since the date of the Prospectuses;

(iii)

no order, ruling or determination having the effect of ceasing or suspending trading in any securities of the Corporation or prohibiting the sale of the Offered Securities or the trading of any of the Corporation’s issued securities has been issued and, to the best knowledge, information and belief of the persons signing such certificate, no proceedings for such purpose are pending, contemplated or threatened;

(iv)

the Corporation is a “reporting issuer” not in default of any requirement under the securities laws or regulations of each of the Qualifying Jurisdictions, is eligible in accordance with the provisions of National Instrument 44-101 – Short Form Prospectus Distributions to file a short form prospectus with the Securities Commissions at the respective times of filing and there is no material change in the affairs of the Corporation which presently requires disclosure under the Securities Act (Ontario), and other securities laws to which the Corporation is subject, which has not been so disclosed and no such disclosure has been made on a confidential basis;

(v)	it has complied with all terms and conditions of this agreement on its part to be complied with or satisfied at or prior to the Time of Closing;

(vi)	each of its representations and warranties contained herein are true and correct as of the Time of Closing; and

(vii)	such other matters of a factual nature as the Underwriters and the Underwriters’ counsel may request, acting reasonably.

(d)

the Corporation will have caused favorable legal opinions to be delivered by its counsel, Blake, Cassels & Graydon LLP, dated the Closing Date addressed to the Underwriters and its counsel, Bennett Jones LLP, with respect to those matters identified in Schedule “C” hereto and as to such other matters as the Underwriters may reasonably request, acceptable to the Underwriters’ counsel, Bennett Jones LLP, acting reasonably;

(e)

the Corporation will deliver to the Underwriters a favourable legal opinion from its in-house or external legal counsel addressed to the Underwriters and their counsel, Bennett Jones LLP, and dated the Closing Date in form satisfactory to Bennett Jones LLP that each of Liberty Utilities (Canada) Corp., Liberty Utilities Co., Liberty Energy Utilities Co., Liberty Water Co., Liberty Energy (Georgia) Corp., Algonquin Holdco Inc., Algonquin Power Fund (Canada) Inc., Algonquin Power Fund (America) Inc., Algonquin Power Co., Algonquin Power Trust and Algonquin Power Operating Trust (collectively, the “Algonquin Entities”), subject to any recording of a pledge thereof pursuant to the security relating to the senior credit facility of Algonquin Power Co., each of the parties identified in the Prospectus as holding title to the Algonquin Securities of the Algonquin Entities at the Time of Closing is, in the case of Algonquin Securities which are shares, shown in the shareholders’ register of such company as the registered holder thereof, and, in the case of the Algonquin Securities which are unitholder interests in a trust, shown in the trusts’ register of such trust as the registered unitholder thereof;

(f)

the Corporation will deliver to the Underwriters a letter dated the Closing Date in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation from KPMG LLP confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to paragraph 12(i) with such changes as may be necessary to bring information in such letter forward to a date not more than two (2) business days prior to the Closing Date, provided such changes are acceptable to the Underwriters, acting reasonably; and

(g)

the Offered Securities and the Series B Shares shall have been conditionally approved for listing and posting for trading on the Exchange subject to the satisfaction by the Corporation of the filing and other requirements of such Exchange.

11. The Corporation agrees that the aforesaid legal opinions and certificates to be delivered at the Time of Closing will also be addressed to Purchasers.

Additional Documents upon Filing of Prospectus

12. The Corporation shall cause to be delivered to the Underwriters on the Closing Date and concurrently with the filing of the Prospectus or any amendments thereto, as is applicable:

(i)

a comfort letter from KPMG LLP, Toronto, Ontario, the auditors of the Corporation, dated the date of the Prospectus and each amendment thereto, as the case may be, with a cut off date for investigation not more than two business days prior to the date of the comfort letter, and acceptable in form and substance to the Underwriters, acting reasonably, with respect to the financial and accounting information relating to the Corporation contained in the Prospectus or such amendment, as the case may be, which comfort letter shall be in addition to any comfort letters required by and addressed to securities regulatory authorities;

(ii)

an opinion of KPMG LLP, Toronto, Ontario, the auditors of the Corporation dated the date of the Prospectuses and each Prospectus Amendment, as the case may be, and acceptable in form and substance to the Underwriters, acting reasonably, that the French language version of the financial statements and notes thereto of the Corporation and the related auditors’ report contained in the Prospectuses or such Prospectus Amendment, as the case may be, and the French language version of financial information contained in the Prospectuses or such Prospectus Amendment, as the case may be, which is derived from such consolidated financial statements and notes thereto (collectively, the “Financial Information”) is, in all material respects, a complete and accurate translation of the English language version thereof;

(iii)

an opinion of counsel for the Corporation in the Province of Quebec, acceptable to the Underwriters, acting reasonably, dated the date of the Prospectuses and each Prospectus Amendment, as the case may be, and acceptable in form and substance to the Underwriters, acting reasonably that, except for the Financial Information contained in the Prospectuses or such Prospectus Amendment, as the case may be, the French language version of the Prospectuses or such amendment, as the case may be, is, in all material respects, a complete and accurate translation of the English language version thereof and that the two versions are not susceptible of any materially different interpretations with respect to any material matter contained therein; and

(iv)

promptly after the same become available, but in any event not later than 4:00 p.m., Toronto time, on the day that is one day following the day on which the Passport System Receipt for the Prospectuses is issued by the Qualifying Jurisdictions, in Montreal and Toronto and in such other cities as the Underwriters may reasonably request, without charge, such numbers of commercial copies of the Prospectuses and any Prospectus Amendments, if applicable, as the Underwriters may reasonably request.

13. In addition to the foregoing, the Corporation shall provide such other documents, certificates and opinions in connection with the filing of the Prospectuses, as the Underwriters may reasonably require.

Closing

14. The purchase of the Offered Securities (the “Closing”) will be completed at the offices of counsel to the Corporation, Blake, Cassels & Graydon LLP, at 40th Floor, Commerce Court West, Toronto, Ontario, at the Time of Closing on the Closing Date, provided that if the Corporation has not been able to comply with any of the conditions to Closing set forth under “Conditions of Closing” by such time, the Time of Closing and Closing Date may be extended by mutual agreement of the Corporation and the Underwriters, failing which the respective obligations of the parties will terminate without further liability or obligation except as set out under paragraph 17 and paragraph 22.

15. At the Time of Closing, the Corporation shall deliver to the Underwriters:

(i)

a book-entry only form of certificate representing the Offered Securities registered in the name of “CDS & Co.” against payment to the Corporation, or as the Corporation may otherwise direct to the Underwriters in writing not less than 48 hours prior to the Time of Closing, of the Purchase Price net of the Underwriters’ Fee by wire transfer;

(ii)	the requisite legal opinions and certificate(s) as contemplated above;

(iii)	a letter from each of DBRS and S&P dated the business day before the Closing Date confirming that the Series A Shares are then rated Pfd-3 (low) or better by DBRS and P-3 or better by S&P;

(iv)	evidence satisfactory to the Underwriters and their legal counsel, Bennett Jones LLP, indicating that the Offered Securities and Series B Shares have been listed for trading on the Exchange; and

(v)	such further documentation as may be contemplated herein.

16. All terms and conditions of this offer set forth under “Conditions of Closing” shall be construed as conditions, and any breach or failure to comply with any such terms and conditions shall entitle the Underwriters to elect not to complete the purchase of the Offered Securities by written notice to that effect given to the Corporation prior to the Time of Closing on the Closing Date. It is understood that the Underwriters may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to their rights in respect of any such terms and conditions or any other subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing.

Indemnity and Contribution

17. The Corporation will indemnify and hold harmless each of the Underwriters and their respective subsidiaries, directors, officers, employees and agents (the “Indemnified Parties”) against all losses (excluding lost profit), claims, liabilities and expenses (including, without limitation, reasonable expenses of investigation and defending any claims or litigation as the same are incurred), upon the terms of the indemnity attached as Schedule “B”, whether or not the transaction herein contemplated shall be completed.

Termination Rights

18. In addition to any other remedies which may be available to the Underwriters, any Underwriter shall be entitled, at its option, to terminate and cancel, without any liability on such Underwriter’s part, its obligations under this agreement by giving written notice to the Corporation at any time prior to the Time of Closing on the Closing Date if:

(i)

any order to cease or suspend trading in any securities of the Corporation, or prohibiting or restricting the distribution of the Series A Shares is made, or any proceeding is announced or commenced or threatened for the making of any such order, by any Securities Commission, any stock exchange (including the Exchange) or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(ii)

any inquiry, action, suit, investigation (whether formal or informal) is commenced, announced or any order or ruling is issued under or pursuant to any statute of Canada or any province of Canada, or of the United States or any state thereof or any other jurisdiction or by any official of any stock exchange or by any other regulatory authority or there is a change of law, or the interpretation, pronouncement or administration thereof or in respect thereof, which in each case in the reasonable opinion of the Underwriter prevents or operates to prevent or restrict the distribution of, trading in, or marketability of the Series A Shares;

(iii)

there should occur or be discovered any change as is completed by paragraph 9(viii) or any information or fact regarding the Corporation, Algonquin Companies, Algonquin Partnerships or Algonquin Trusts which was not publicly disclosed as of the date of this agreement is disclosed, which, in the reasonable opinion of the Underwriters (or any one of them), would be expected to have a significant adverse effect on the market price or value or profitable marketability of the Series A Shares or other securities of the Corporation;

(iv)

there shall be any adverse change in the assigned ratings of the Series A Shares by DBRS or S&P, or DBRS or S&P shall place the Corporation or any of the securities of the Corporation on credit watch or shall publicly announce that it has under surveillance or review, with possible negative implications, its rating of the Series A Shares;

(v)	the Corporation shall be in breach of, default under or non-compliance with any material representation, warranty, covenant, term or condition of this agreement;

(vi)	there shall occur any event or change (actual, imminent or reasonably expected), or any development, including a prospective event or change,

financial or otherwise, in the business, prospects, financial condition, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Corporation and the Corporation’s subsidiaries (on a consolidated basis) which, in the Underwriters’ opinion, would reasonably be expected to have a significant adverse effect on the market price or value of the Offered Securities or other securities of the Corporation;

(vii)

any Underwriter fails to purchase at the Closing Date its applicable percentage of the Offered Securities as set out in this agreement provided the terminating Underwriter is not in default of its obligations under this agreement;

(viii)

there should develop, occur or come into effect or existence any event, action or occurrence of national or international consequence or any government law or regulation, state, condition or major financial occurrence which, in the opinion of the Underwriters’ (or any one of them), acting reasonably, seriously and adversely affects, or would seriously and adversely affect, the financial markets generally or the business, prospects, operations or affairs of the Corporation and its subsidiaries (on a consolidated basis); or

(ix)

the Underwriters shall become aware of any material adverse information or fact with respect to the Corporation or the Corporation’s subsidiaries which had not been publicly disclosed prior to the date of this agreement, which in the opinion of the Underwriters’ (or any one of them), acting reasonably, would seriously adversely affect the value or market price of the Series A Shares or other securities of the Corporation.

The Underwriters shall notify the Corporation immediately of their knowledge of the existence of any of the circumstances set forth in this Section 18 (any such notice, a “Termination Condition Existence Notice”). If the Underwriters wish to exercise their termination rights under this Section 18, the Underwriters shall notify the Corporation of such termination within 48 hours after providing the Termination Condition Existence Notice, failing which the Underwriters will be deemed to have waived its right to rely on the circumstances set forth in the Termination Condition Existence Notice to terminate this agreement.

19. The Corporation shall make reasonable efforts to give notice to the Underwriters (in writing or by other means) of the occurrence of any of the events referred to in clause (i), (ii) (iii), (iv), (v) or (vi) of paragraph 18, provided that neither the giving nor the failure to give such notice shall in any way affect the entitlement of the Underwriters to exercise this right at any time through to the Time of Closing.

20. The rights of termination contained herein may be exercised by the Underwriters and are in addition to any other rights or remedies the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Corporation in respect of any of the matters contemplated by this agreement.

21. The Underwriters may waive, in whole or in part, or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other or subsequent breach or non-compliance provided that to be binding upon any Underwriter, any such waiver or extension must be in writing and signed by such Underwriter, and notified to the Corporation in the manner set forth in paragraph 27.

Expenses

22. Whether or not the transaction herein contemplated shall be completed, all expenses of or incidental to the creation, issue, delivery and marketing of the Offering and the Offered Securities shall be borne by the Corporation, including, without limitation: printing costs, filing fees, costs of the Corporation’s legal and accounting advisors in connection with the preparation of the Prospectus, all out of pocket expenses of the Underwriters, cost of the certificates and fees of the Transfer Agent. Notwithstanding the foregoing, the fees and disbursements of legal counsel for the Underwriters shall be borne by the Underwriters, except that the Underwriters will be reimbursed by the Corporation for all of these fees, disbursements and expenses, to the extent they are reasonable, if the sale of the Offered Securities is not completed due to any failure of the Corporation to comply with the terms of this agreement. The expenses referred to herein shall be payable by the Corporation from time to time immediately upon receiving an invoice therefor.

Authority of Joint Bookrunners

23. The Joint Bookrunners are hereby authorized by each Underwriter to act on its behalf and the Corporation shall be entitled to and shall act on any notice given pursuant to this agreement or any agreement entered into by or on behalf of the Underwriters by the Joint Bookrunners, which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of: (i) a notice of termination pursuant to paragraph 18, which notice may be given by any of the Underwriters; (ii) any waiver pursuant to paragraph 21, which waiver must be signed by all of the Underwriters; or (iii) any matter relating to the indemnity and contribution provisions set forth in paragraph 17 and Schedule B hereto. The Joint Bookrunners shall consult with the other Underwriters concerning any matter in respect of which they act as representatives of the Underwriters.

Several Obligations

24. The Underwriters’ entitlement to purchase the Offered Securities at the Closing shall be several and not joint and the Underwriters’ respective obligations in this respect shall be in the following percentages of the Offered Securities:

Scotiabank(1)(2)	19.5%

TD Securities Inc.(1)(2)	19.5%

BMO Nesbitt Burns Inc.	11.0%

CIBC World Markets Inc.	11.0%

Desjardins Securities Inc.	11.0%

National Bank Financial Inc.	11.0%

RBC Dominion Securities Inc.	11.0%

Canaccord Genuity Corp.	2.0%

Raymond James Ltd.	2.0%

Cormark Securities Inc.	2.0%

TOTAL	100.0%

1.	Joint Bookrunners.
2.	5.0% work fee split equally between Scotiabank and TD Securities Inc.

25. If one or more of the Underwriters fails to purchase its or their applicable percentages of the amount of Offered Securities at the Time of Closing, the other Underwriter or Underwriters shall have the right, but shall not be obligated, to purchase on a pro-rata basis all, but not less than all, of the Offered Securities which would otherwise have been purchased by the Underwriter or Underwriters which fail to purchase. In the event that such right is not exercised, the Underwriter or Underwriters which are able and willing to purchase shall be relieved of all obligations to the Corporation on submission to the Corporation of reasonable evidence of its or their ability and willingness to fulfill its or their obligations hereunder at the Time of Closing. Nothing in this paragraph 25 shall oblige the Corporation to sell to any or all of the Underwriters less than all of the aggregate amount of Offered Securities or shall relieve any of the Underwriters in default hereunder from liability to the Corporation. After the Underwriters have made reasonable efforts to sell all the Series A Shares at the offering price, the Underwriters may sell the Series A Shares to the public at prices below the offering price.

Concurrent Offerings

26. The Corporation shall not, for a period of 90 days after the Closing Date, directly or indirectly, sell, agree or offer to sell, grant any option for the sale of, or otherwise dispose of any Series A Shares or any other securities with provisions or characteristics similar to the Series A Shares, without the prior written consent of the Joint Bookrunners, on behalf of the Underwriters, which consent is not to be unreasonably withheld.

Notice

27. Any notice or other communication to be given hereunder shall be addressed and sent as follows:

If to the Corporation, addressed and sent to:

Algonquin Power & Utilities Corp. 2845 Bristol Circle Oakville, Ontario L6H 7H7

Attention:	Mr. Ian E. Robertson
Telecopy:	(905) 465-4540

with a copy to (which shall not constitute notice):

Blake, Cassels & Graydon LLP
Suite 4000
Commerce Court West
Toronto, Ontario M5L 1A9

Attention:	Mr. R. Kenneth S. Pearce
Telecopy:	(416) 863-2653

If to the Underwriters to:

Scotia Capital Inc. and TD Securities Inc. addressed and sent to:

Scotia Capital Inc.
40 King Street West
66th Floor, Scotia Plaza
Toronto, ON M5W 2X6

Attention:	Mr. Thomas I. Kurfurst
Telecopy:	(416) 863-7117

TD Securities Inc.
66 Wellington Street West
9th Floor, TD Tower
Toronto, ON M5X 1A2

Attention:	Mr. John Kroeker
Telecopy:	(416) 983-3176

with a copy to (which shall not constitute notice):

Bennett Jones LLP
Suite 3400
One First Canadian Place
Toronto, ON M5X 1A4

Attention:	Mr. Norman F. Findlay
Telecopy:	(416) 777-6077

or to such other address or fax number as any of the parties may designate by notice given to the others. Any such notice or other communication shall be in writing, and unless delivered personally to a responsible officer of the addressee, shall be given by courier service or telecopy, and shall be deemed to have been received, if given by telecopy, on the date of sending if a business day and if not on the next business day and, if given by courier service, on the next business day following the sending thereof.

Severability

28. If any provision of this agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this agreement and such void or unenforceable provision shall be severable from this agreement.

Governing Law

29. This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable herein and the parties hereby agree to submit to the jurisdiction of the Courts of Ontario in connection with any disputes arising hereunder.

Time of the Essence

30. Time shall be of the essence of this agreement.

Survival of Warranties, Representations, Covenants and Agreements

31. All warranties, representations, covenants and agreements of the Corporation and the Underwriters contained herein or delivered pursuant hereto shall survive the purchase by the Underwriters of the Offered Securities from the Corporation and shall continue in full force and effect for a period of three years notwithstanding any subsequent disposition by such Underwriters of the Offered Securities and the Underwriters shall be entitled to rely on the representations and warranties of the Corporation contained herein or delivered pursuant hereto notwithstanding any investigations which the Underwriters may undertake.

Acceptance

32. If this agreement accurately reflects the terms of the transaction which we are to enter into and if such terms are agreed to by the Corporation, please communicate acceptance by executing where indicated below and returning a signed copy of this agreement to Scotiabank and TD.

33. All of the terms and conditions contained in this agreement to be satisfied by the Corporation on the one hand and the Underwriters on the other hand, prior to the Closing Time will be construed as conditions, and any breach or failure by a party to comply with any of such terms and conditions will entitle the other parties to terminate their obligations hereunder by written notice to that effect given prior to the Closing Time. It is understood and agreed that any party may waive in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to such party’s rights in respect of any such terms and conditions or any other or subsequent breach or non-compliance; provided, however, that to be binding, any such waiver or extension must be in writing and signed by such party. If a party elects to terminate its obligations hereunder, the obligations of the other parties hereunder will be limited to the indemnity referred to in paragraph 17 hereof and the payment of expenses referred to in paragraph 22 hereof.

No Advisory or Fiduciary Relationship

34. The Corporation hereby acknowledges that (i) the purchase and sale of the Offered Securities pursuant to this agreement is an arm’s-length commercial transaction between the Corporation, on the one hand, and each of the Underwriters and any affiliate through which it may be acting, on the other; (ii) each of the Underwriters is acting as principal and not as an agent or fiduciary of the Corporation; and (iii) the Corporation’s engagement of each of the Underwriters in connection with the Offering and the process leading up to the Offering is as independent contractors and not in any other capacity. Furthermore, the Corporation agrees that it is solely responsible for making its own judgments in connection with the Offering (irrespective of whether any of the Underwriters has advised or is currently advising the Corporation on related or other matters). The Corporation agrees that it will not claim that the Underwriters have rendered advisory services of any nature or respect, or owes an agency, fiduciary or similar duty to the Corporation, in connection with such transaction or the process leading thereto.

35. Each of Scotiabank, TD, CIBC World Markets Inc. and National Bank Financial Inc., or an affiliate thereof, owns or controls an equity interest in TMX Group Limited (“TMX Group”) and has a nominee director serving on the TMX Group’s board of directors. As such, each of such investment dealer may be considered to have an economic interest in the listing of securities on any exchange owned or operated by TMX Group, including the Exchange, the TSX Venture Exchange and the Alpha Exchange. No person or company is required to obtain products or services from TMX Group or its affiliate as a condition of any such dealer supplying or continuing to supply a product or service.

Entire Agreement

36. This agreement constitutes the entire agreement between the parties hereto pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, including, for greater certainty, the letter agreement (the “Bought Deal Letter”) dated October 25, 2012 between the Corporation and Scotiabank on behalf of the Underwriters, and all understandings and discussions, whether oral or written, of the parties in connection with the subject matter hereof and there are no warranties, representations or other agreements between the parties in connection with the subject matter hereof except specifically set forth herein.

Counterparts

37. This Agreement may be executed in any number of counterparts, and may be delivered originally, by facsimile, or by e-mail in portable document format (“pdf”) and each such original, facsimile copy, or pdf copy, when so executed and delivered shall be deemed to be an original and all of which taken together shall constitute one and the same instrument. The execution of this Agreement will not become effective until counterparts hereof or thereof, as the case may be, have been executed by all the parties hereto or thereto, and executed copies delivered to each party who is a party hereto or thereto.

[remainder of page intentionally left blank]

Yours very truly,

SCOTIA CAPITAL INC.

By:	(Signed) THOMAS KURFURST

TD SECURITIES INC.

By:	(Signed) JOHN KROEKER

BMO NESBITT BURNS INC.

By:	(Signed) JAMES TOWER

CIBC WORLD MARKETS INC.

By:	(Signed) DAVID WILLIAMS

DESJARDINS SECURITIES INC.

By:	(Signed) FRANÇOIS CARRIER

NATIONAL BANK FINANCIAL INC.

By:	(Signed) WILLIAM TEBBUTT

RBC DOMINION SECURITIES INC.

By:	(Signed) ROBERT NICHOLSON

CANACCORD GENUITY CORP.

By:	(Signed) ALAN POLAK

RAYMOND JAMES LTD.

By:	(Signed) JIMMY LEUNG

CORMARK SECURITIES INC.

By:	(Signed) MARC MURNAGHAN

The foregoing accurately reflects the terms of the transaction which we are to enter into and such terms are agreed to.

DATED as of the 26th day of October, 2012.

ALGONQUIN POWER & UTILITIES CORP.

By:	(Signed) DAVID BRONICHESKI

By:	(Signed) IAN ROBERTSON

SCHEDULE “A”

CUMULATIVE RATE RESET PREFERRED SHARES, SERIES A

All amounts shown in C$.

Initial Dividend Rate:	4.5% per annum, payable quarterly for the Initial Fixed Rate Period (as defined below).

Dividends:	Initial Fixed Rate Period:

•

Fixed, cumulative, preferential cash dividends payable quarterly on the last business day of each of March, June, September and December at an annual rate of $1.1250 per Series A Share, for the initial six year period ending on December 31, 2018 (the “Initial Fixed Rate Period”). The first of such dividends, if declared, shall be payable on December 31, 2012, and shall be $0.1603 per Series A Share, based on the anticipated closing of the Issue on November 9, 2012.

Subsequent Fixed Rate Periods:

•

For every five-year period after the Initial Fixed Rate Period (a “Subsequent Fixed Rate Period”), Algonquin Power will determine on the 30th day prior to the first day of the Subsequent Fixed Rate Period, the annual fixed dividend rate applicable to that Subsequent Fixed Rate Period (the “Annual Fixed Dividend Rate”).

•	Notice of the Annual Fixed Dividend Rate for the upcoming Subsequent Fixed Rate Period will be provided by Algonquin Power on the 30th day prior to the first day of a Subsequent Fixed Rate Period.

•

The Annual Fixed Dividend Rate will be equal to the rate of interest of the 5-Year Government of Canada Bond Yield (“GCAN5YR”) plus 2.94% as quoted on Bloomberg (see quote for “GCAN5YR <INDEX>”) or comparable sources at 10:00 a.m. (Toronto time) on the 30th day prior to the first day of a Subsequent Fixed Rate Period.

•	Fixed, cumulative, preferential cash dividends as and when declared, payable quarterly on the last business day of each of March, June, September and December based on the Annual Fixed Dividend Rate.

Conversion:	Election to Convert:

•

On December 31, 2018, and on December 31 every five years thereafter (each a “Series A Conversion Date”), the holders of Series A Shares will have the right to elect to convert (subject to the automatic conversion provisions described herein and Algonquin Power’s right to redeem the Series A Shares) any or all of their Series A Shares into an equal number of Cumulative Floating Rate First Preferred Shares, Series B (the “Series B Shares”). Should any such December 31 not be a business day, the Series A Conversion Date will be the next succeeding business day.

Series A Election Notice:

•

Holders of Series A Shares who elect to convert their Series A Shares into Series B Shares on the Series A Conversion Date are required to provide Algonquin Power with written notice (a “Series A Election Notice”) on a date not earlier than the 30th day and not later than 5:00 p.m. (Toronto time) on the 15th day preceding the applicable Series A Conversion Date. Once received by Algonquin Power, an Election Notice is irrevocable.

Automatic Series A Conversion:

•

If Algonquin Power determines that after giving effect to any Series A Election Notices together with Series B Election Notices (as described below) received by Algonquin Power during the time fixed therefor there would be less than 1,000,000 Series A Shares issued and outstanding on the applicable Series A Conversion Date, then all of the issued and outstanding Series A Shares will automatically be converted on such Series A Conversion Date into an equal number of Series B Shares (“Automatic Series A Conversion”).

•

Additionally, if Algonquin Power determines that, after giving effect to any such conversion, there would be outstanding on such Series A Conversion Date less than 1,000,000 Series B Shares, then no Series A Shares will be converted into Series B Shares.

Notice of Series A Conversion Date and next Annual Fixed Dividend Rate:

• Notice of a Series A Conversion Date and a form of Election Notice will be provided by Algonquin Power at least 30 days and not more than 60 days prior to the Series A Conversion Date.

• Notice of the Annual Fixed Dividend Rate for the upcoming Subsequent Fixed Rate Period will be provided by Algonquin Power on the 30th day prior to each Series A Conversion Date.

Not electing to convert and continuing to hold Series A Shares:

•

If Algonquin Power does not receive a Series A Election Notice from a holder of Series A Shares during the time fixed therefor, then the Series A Shares of that holder shall not be converted (except in the case of an Automatic Conversion).

Redemption:

The Series A Shares will not be redeemable prior to December 31, 2018. On December 31, 2018, and on December 31 every five years thereafter, on not more than 60 nor less than 30 days’ notice, Algonquin Power may, at its option, redeem all or any number of the then outstanding Series A Shares upon payment in cash for each Series A Share so redeemed of an amount equal to $25.00 per Series A Share together with all accrued and unpaid dividends to the date fixed for redemption. Should any such December 31 not be a business day, the redemption date in that year will be the next succeeding business day.

Purchase for Cancellation:

Algonquin Power may at any time or from time to time purchase for cancellation all or any number of the Series A Shares at any price by tender to all holders of Series A Shares or through the facilities of any stock exchange on which the Series A Shares are listed, or in any other manner, provided that in the case of a purchase in any other manner the price for such Series A Shares so purchased for cancellation shall not exceed the highest price offered for a board lot of the Series A Shares on any stock exchange on which such shares are listed on the date of purchase for cancellation, plus the costs of purchase.

Rights on Liquidation:

In the event of the liquidation, dissolution or winding-up of Algonquin Power or any other distribution of assets of Algonquin Power among its shareholders for the purpose of winding up its affairs, the holders of the Series A Shares will be entitled to payment of an amount equal to $25.00 per Series A Share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Algonquin Power), before any amount is paid or any assets of Algonquin Power are distributed to the holders of any other shares ranking junior as to capital to the Series A Shares. The holders of the Series A Shares will not be entitled to share in any further distribution of the assets of Algonquin Power.

Voting Rights:

The Series A Shares are non-voting (except as otherwise prescribed by applicable law) unless Algonquin Power fails to pay eight quarterly dividends on the Series A Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of Algonquin Power properly applicable to the payment of dividends. In that event and for only so long as any such dividends remain in arrears, the holders of the Series A Shares will be entitled to receive notice of and to attend all shareholders’ meetings, other than meetings at which only holders of another specified class or series are entitled to vote, and will be entitled to one vote for each Series A Share held.

Priority:

The Series A Shares rank on a parity with any other series of preferred shares of Algonquin Power and senior to all other shares of Algonquin Power with respect to priority to the payment of dividends, return of capital and the distribution of assets on the dissolution, liquidation or winding-up of Algonquin Power.

Form of Offering:	Public offering in all provinces of Canada pursuant to a short-form prospectus.

Tax on Series A Shares:	Algonquin Power will elect to pay tax under Part VI.1 of the Income Tax Act (Canada) such that no tax under Part IV.1 of such Act will be payable by the holders of Series A Shares.

CUMULATIVE FLOATING RATE PREFERRED SHARES, SERIES B

All amounts shown in C$.

Dividends:	Quarterly Dividend Payments:

•

Cumulative preferential cash dividends payable quarterly on the last business day of each of March, June, September and December (the “Quarterly Dividend Payment Date”) at the Floating Quarterly Dividend Rate (as defined below).

Floating Quarterly Dividend Rate:

•

The Floating Quarterly Dividend Rate for a quarter will be equal to the 90-day Canadian Treasury Bill Rate (“T-Bill Rate”) plus 2.94%, on an actual/365 day count basis. The T-Bill Rate will be calculated using the 3-month average results, as reported by the Bank of Canada, for the most recent auction preceding the date on which the Floating Quarterly Dividend Rate for such quarter is determined. Auction results are posted on Reuters page BOCBILL.

• The Floating Quarterly Dividend Rate for such quarter will be determined by Algonquin Power 30 days prior to the first day of the quarter by Algonquin Power.

Conversion:	Election to Convert Series B Shares:

•

Subject to the automatic conversion provisions described herein and Algonquin Power’s right to redeem Series B Shares, on December 31, 2023, and on December 31 every five years thereafter (each a “Series B Conversion Date”), the holders of Series B Shares shall have the right to elect to convert any or all of their Series B Shares into an equal number of Cumulative Rate Reset First Preferred Shares, Series A (the “Series A Shares”). Should any such December 31 not be a business day, the Series B Conversion Date in that year will be the next succeeding business day.

Series B Election Notice:

•

Holders of Series B Shares who elect to convert their Series B Shares into Series A Shares on the Series B Conversion Date are required to provide Algonquin Power with written notice (a “Series B Election Notice”) on a date not earlier than the 30th day and not later than 5:00 p.m. (Toronto time) on the 15th day preceding the applicable Series B Conversion Date. Once received by Algonquin Power, an Election Notice is irrevocable.

Automatic Series B Conversion:

•

If Algonquin Power determines that after giving effect to any Series B Election Notices together with any Series A Election Notices received by Algonquin Power during the time fixed therefor, there would be less than 1,000,000 Series B Shares issued and outstanding on the applicable Series B Conversion Date, then all of the issued and outstanding Series B

Shares will automatically be converted on such Series B Conversion Date into an equal number of Series A Shares (“Automatic Series B Conversion”).

•

Additionally, if Algonquin Power determines that, after giving effect to any conversion, there would be outstanding on such Series B Conversion Date less than 1,000,000 Series A Shares, then no Series B Shares will be converted into Series A Shares.

Notice of Series B Conversion Date and next Annual Fixed Dividend Rate:

	•	Notice of a Series B Conversion Date and a form of Election Notice will be provided by Algonquin Power at least 30 days and not more than 60 days prior to the Series B Conversion Date.

•

Notice of the annual fixed dividend rate on the Series A Shares (the “Annual Fixed Dividend Rate”) for the upcoming five year period, after the initial period ending on December 31, 2018, (a “Subsequent Fixed Rate Rest Period”) will be provided by Algonquin Power on the 30th day prior to each Series B Conversion Date.

Not electing to convert and continuing to hold Series B Shares:

•

If Algonquin Power does not receive an Election Notice from a holder of Series B Shares during the time fixed therefor, then the Series B Shares of that holder shall be deemed not to have been converted (except in the case of an Automatic Series B Conversion).

Redemption:

On December 31, 2023, and on December 31 every five years thereafter, on not more than 60 nor less than 30 days’ notice, Algonquin Power may, at its option, redeem all or any number of the then outstanding Series B Shares upon payment in cash for each Series B Share so redeemed of an amount equal to $25.00 per Series B Share together with all accrued and unpaid dividends (less any tax required to be deducted and withheld by Algonquin Power) to but excluding the date fixed for redemption. On any other date after December 31, 2018 that is not a Series B Conversion Date, on not more than 60 nor less than 30 days’ notice, Algonquin Power may, at its option, redeem all or any part of the then outstanding Series B Shares upon payment in cash for each Series B Share so redeemed of an amount equal to $25.50 per Series B Share together with all accrued and unpaid dividends (less any tax required to be deducted and withheld by Algonquin Power) to but excluding the date fixed for redemption. Should any such December 31 not be a business day, the redemption date in that year will be the next succeeding business day.

Purchase for Cancellation:

Algonquin Power may at any time or from time to time purchase for cancellation all or any number of the Series B Shares at any price by tender to all holders of Series B Shares or through the facilities of any stock exchange on which the Series B Shares are listed, or in any other manner, provided that in the case of a purchase in any other manner the price for such Series B Shares so purchased for cancellation shall not exceed the highest price offered for a board lot of the Series B Shares on any stock exchange on which such shares are listed on the date of purchase for cancellation, plus the costs of purchase.

Rights on Liquidation:

In the event of the liquidation, dissolution or winding-up of Algonquin Power or any other distribution of assets of Algonquin Power among its shareholders for the purpose of winding up its affairs, the holders of the Series B Shares will be entitled to payment of an amount equal to $25.00 per Series B Share, plus an amount equal to all accrued and unpaid dividends up to but excluding the date fixed for payment or distribution (less any tax required to be deducted and withheld by Algonquin Power), before any amount is paid or any assets of Algonquin Power are distributed to the holders of any other shares ranking junior as to capital to the Series B Shares. The holders of the Series B Shares will not be entitled to share in any further distribution of the assets of Algonquin Power.

Voting Rights:

The Series B Shares are non-voting (except as otherwise prescribed by applicable law) unless Algonquin Power fails to pay eight quarterly dividends on the Series B Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of Algonquin Power properly applicable to the payment of dividends. In that event and for only so long as any such dividends remain in arrears, the holders of the Series B Shares will be entitled to receive notice of and to attend all shareholders’ meetings, other than meetings at which only holders of another specified class or series are entitled to vote, and will be entitled to one vote for each Series B Share held.

Priority:

The Series A Shares rank on a parity with any other series of preferred shares of Algonquin Power and senior to all other shares of Algonquin Power with respect to priority to the payment of dividends, return of capital and the distribution of assets on the dissolution, liquidation or winding-up of Algonquin Power.

Tax on Series B Shares:	Algonquin Power will elect to pay tax under Part VI.1 of the Income Tax Act (Canada) such that no tax under Part IV.1 of such Act will be payable by the holders of Series B Shares.

Eligibility:	Eligible for the usual Canadian statutes and for RRSPs, RESPs, RRIFs, DPSPs, RDSPs and TFSAs.

SCHEDULE “B”

INDEMNIFICATION

1.	Indemnity

(a)	Indemnity

Algonquin Power & Utilities Corp. (the “Indemnitor”) hereby agrees to indemnify and save harmless Scotia Capital Inc, TD Securities Inc., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Desjardins Securities Inc., National Bank Financial Inc., RBC Dominion Securities Inc., Canaccord Genuity Corp. Raymond James Ltd. and Cormark Securities Inc and/or any of their subsidiary or affiliated companies (which shall include, without limitation, the U.S. Dealers) (hereinafter referred to as the “Underwriters”) and each of their respective directors, officers, employees and agents from and against all liabilities, claims, losses (other than loss of profits), reasonable costs, damages and reasonable expenses (including, without limitation any legal fees or other expenses reasonably incurred by the Underwriters in connection with defending or investigating any such action or claim) (a “Claim”) in any way caused by, or arising directly or indirectly from, or in consequence of:

(i)

any information or statement (except any statement relating solely to any of the Underwriters) contained in the attached letter of agreement (the “Agreement”), the Preliminary Prospectus, the Prospectus, any Supplementary Material, including the Documents Incorporated by Reference, or any Prospectus Amendments (as such terms are defined in the Agreement) thereto, supplements or in any certificate of the Corporation delivered pursuant to the Agreement which, at the time and in the light of the circumstances under which it was made, contains or is alleged to contain a misrepresentation;

(ii)

any omission or alleged omission to state in the Preliminary Prospectus, the Prospectus, any Supplementary Material, including the Documents Incorporated by Reference, or any Prospectus Amendments thereto, supplements or in any certificate of the Corporation delivered pursuant to the Agreement, any fact (except facts relating solely to any of the Underwriters), whether material or not, regarding the Corporation and its operations and affairs that is necessary to make any statement therein not misleading in light of the circumstances in which it was made;

(iii)

any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement or omission or alleged statement or omission regarding facts relating solely to any of the Underwriters) in the Prospectuses, including the Documents Incorporated by Reference, or any Prospectus Amendments or supplements thereto or based upon any failure to comply with the Applicable Securities Laws (as such term is defined in the Agreement) (other than any failure or alleged failure to comply by any of the Underwriters), preventing or restricting the trading in or the sale or distribution of the Offered Securities in any of the Qualifying Jurisdictions (as such term is defined in the Agreement);

(iv)

the non-compliance or alleged noncompliance by the Corporation with any of the Applicable Securities Laws, including, in the case of the Corporation, the Corporation’s non-compliance with any statutory requirement to make any document available for inspection; or

(v)	any breach by the Corporation of its representations, warranties, covenants or obligations to be complied with under the Agreement.

This indemnity shall cease to be available to an Underwriter, if (i) a court of competent jurisdiction in a final judgment in which such Underwriter is named as a party determines that the Claim in respect of which indemnification is sought is a result of or arises out of the recklessness, gross negligence or willful misconduct of the Underwriter (provided that, for greater certainty, the Corporation and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Preliminary Prospectus, the Prospectus, any Supplementary Material, including the Documents Incorporated by Reference, or any Prospectus Amendments contained no misrepresentation shall constitute “recklessness”, “gross negligence” or “willful misconduct” for purposes of this Section 1 or otherwise disentitle the Underwriters from indemnification hereunder); or (ii) a copy of the Prospectus (as then amended or supplemented, if the Corporation shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of the Underwriters to a person asserting any such losses, claims, damages or liabilities, but only (x) if required by law so to have been delivered by the Underwriters to such person, at or prior to the written confirmation of the sale of the Offered Securities to such person, and (y) if the Prospectus (as so amended or supplemented) delivered to the Underwriters a reasonable amount of time in advance of such confirmation would have cured the defect giving rise to such losses, claims, damages or liabilities. In such event, such Underwriter shall reimburse any funds advanced by the Corporation to the Underwriter pursuant to the indemnification contained in this Schedule “B” in respect of such Claim and thereafter this indemnity shall cease to apply to such Underwriter in respect of such Claim.

(b)	Notification of Claims

If any Claim is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided, such person or company (the “Indemnified Party”) will notify the Corporation as soon as possible of the nature of such Claim (but the omission so to notify the Corporation of any potential Claim shall not relieve the Corporation from any liability which it may have to any Indemnified Party and any omission so to notify the Corporation of any actual Claim shall affect the Corporation’s liability only to the extent that it is materially prejudiced by that failure). Subject to subparagraph 1(d), the Corporation shall be entitled to participate in and, to the extent that it shall wish, to assume the defense of any suit brought to enforce such Claim; provided, however, that the defense shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, that no settlement of any such Claim or admission of liability may be made by the Corporation or the Indemnified Party without the prior written consent of the other parties, acting reasonably, and the Corporation shall not be liable for any settlement of any such Claim unless it has consented in writing to such settlement. The Corporation shall not settle any Claim, or compromise a consent to any judgment unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any Indemnified Party.

(c)	Right of Indemnity in Favour of Others

With respect to any Indemnified Party who is not a party to the Agreement, the Indemnified Parties who are party to the Agreement shall obtain and hold the rights and benefits of this paragraph in trust for and on behalf of such Indemnified Party.

(d)	Retaining Counsel

In any Claim, the Indemnified Party shall have the right to retain other counsel to act on its behalf, provided that the reasonable fees and disbursements of such counsel shall be paid by the Indemnified Party unless (i) the Corporation fails to assume the defense of such suit on behalf of the Indemnified Party within 10 days of receiving written notice of such suit; (ii) the Corporation and the Indemnified Party shall have mutually agreed to the retention of the other counsel; or (iii) the named parties to any such Claim (including any added third or impleaded party) include the Indemnified Party and the Corporation and the Indemnified Party shall have been advised by counsel that the representation of all parties by the same counsel would be inappropriate due to the actual or potential differing interests between them. In no event shall the Corporation be liable to pay the fees and disbursements of more than one firm of separate counsel for all Indemnified Parties and, in addition, one firm of local counsel in each applicable jurisdiction.

2.	Contribution

(a)	Contribution by the Corporation

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in paragraph 1 of this Schedule “B” is unavailable, in whole or in part, for any reason to an Indemnified Party in respect of any Claim, the Corporation (the “Indemnifier”) and the Underwriters shall contribute to the amount paid or payable (or, if such indemnity is unavailable only in respect of a portion of the amount so paid or payable, such portion of the amount so paid or payable) by the Corporation as a result of such Claim in such proportion as is appropriate to reflect the relative benefits received by the Corporation on the one hand and the Underwriters on the other hand from the offering of the Offered Securities; or if this allocation is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to above but also the relative fault of the Corporation on the one hand and the Underwriters on the other hand in connection with the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 1 of this Schedule “B” which resulted in such Claim, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation on the one hand and the Underwriters on the other hand shall be deemed to be in the same proportion as the total proceeds (net of the fee payable to the Underwriters but before deducting expenses (to the extent that such expenses are payable by the Corporation pursuant to paragraph 3 of this Schedule “B”)) received by the Corporation from the issue and sale of the Offered Securities bears to the fee received by the Underwriters, in each case, as set out in the table on the face page of the Prospectus. The relative fault of the Corporation on the one hand and of the Underwriters on the other shall be determined by reference to, among other things, whether the information, statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 1 of this Schedule “B” which resulted in such Claim relates to information supplied by or steps or actions taken or done by or on behalf of the Corporation or to information supplied by or steps or actions taken or done by or on behalf of the Underwriters and the relative intent, knowledge, access to information and opportunity to correct or prevent such statement, omission, misrepresentation, order, inquiry, investigation or other matter or thing referred to in paragraph 1 of this Schedule “B”. The amount paid or payable by an Indemnified Party as a result of the Claim referred to above shall include any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such Claim, whether or not resulting in any such action, suit, proceeding or claim. The Corporation and the Underwriters agree that it would not be just and equitable if contribution pursuant to this paragraph 2 were determined by any method of allocation which does not take into account the equitable considerations referred to immediately above.

A person who is engaged in any fraud, fraudulent misrepresentation, recklessness or gross negligence shall not, to the extent that a court of competent jurisdiction in a final judgment determines that the Claim was caused by that activity, be entitled to claim contribution therefor from any person who has not also been determined by a court of competent jurisdiction in a final judgment to have engaged in that fraud, fraudulent misrepresentation, recklessness or gross negligence.

(b)	Right of Contribution in Addition to Other Rights

The rights to contribution provided in this paragraph 2 shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c)	Calculation of Contribution

In the event that a court of competent jurisdiction in a final judgment determines that an Indemnifier is entitled to contribution from the Underwriters under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(i)	the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in subparagraph 2(a) of this Schedule “B”, and

(ii)	the amount of the fee actually received by the Underwriters from the Corporation under the Agreement.

(d)	Notice of Claim for Contribution

Notification to the Corporation of a Claim pursuant to subparagraph 1(b) of this Schedule “B” shall be deemed to also constitute notice to the Corporation that a claim for contribution by the Underwriters may arise and omission to so notify shall have similar effect.

(e)	Right of Contribution in Favour of Others

The Corporation hereby acknowledges and agrees that, with respect to paragraphs 1 and 2 of this Schedule “B”, the Underwriters are contracting on their own behalf and as agents for their affiliates and for their affiliates’ directors, officers, employees and agents (collectively, the “Beneficiaries”). In this regard the Underwriters shall act as trustees for the Beneficiaries of the Corporation’s covenants under paragraphs 1 and 2 of this Schedule “B” with respect to the Beneficiaries and accept these trusts and shall hold and enforce the covenants on behalf of the Beneficiaries. The Underwriters’ respective obligations to contribute pursuant to this paragraph 2 are several in proportion to the percentages set forth opposite their names in paragraph 24 of the Agreement and not joint.

3.	Severability

If any provision of paragraph 1 or 2 of this Schedule “B” is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of the Agreement and such void or unenforceable provision shall be severable from the Agreement.

SCHEDULE “C”

OPINION MATTERS

1.

the Corporation is a corporation existing under the Canada Business Corporations Act and has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its property and assets and to execute, deliver and perform its obligations under this agreement;

2.

all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Preliminary Prospectus and the Prospectus and the filing thereof with the Securities Commissions;

3.

the form and terms of the definitive certificates representing the Series A Shares and the Series B Shares have been approved by the directors of the Corporation and comply in all material respects with the Canada Business Corporations Act and the rules and by-laws of the Exchange;

4.	upon payment of the purchase price the Series A Shares will be duly and validly issued as fully paid and non-assessable Series A Shares of the Corporation;

5.

the Series B Shares issuable upon conversion of the Offered Securities will, upon conversion of the Offered Securities in accordance with the terms thereof, be validly issued as fully paid and non-assessable shares of the Corporation;

6.

the Series A Shares issuable upon conversion of the Series B Shares will, upon conversion of the Series B Shares in accordance with the terms thereof, be validly issued as fully paid and non-assessable shares of the Corporation;

7.

each of Algonquin Holdco Inc. and Algonquin Power Fund (Canada) Inc. is a corporation duly incorporated and organized and validly existing under the laws of its jurisdiction of incorporation, is duly qualified to carry on its business and is in good standing in each jurisdiction in which the conduct of its business or the ownership, leasing or operation of its property and assets requires such qualification, and has all requisite corporate power and authority to carry on its business, to own, lease and operate its property and assets;

8.

this agreement has been executed and delivered by the Corporation, and constitutes a legal, valid and binding obligation of the Corporation, as applicable, enforceable against the Corporation, in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally, the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that rights to indemnity and waiver of contribution may be limited by law;

9.

the authorized capital of the Corporation consists, and will immediately preceding the Time of Closing consist of an unlimited number of common shares and an unlimited number of preferred shares issuable in series (including the Series A

Shares and Series B Shares) of which, 169,054,553 common shares and no preferred shares are validly issued and outstanding as fully paid and non-assessable as of the date hereof;

10.	each of Algonquin Power Co., Algonquin Power Trust and Algonquin Power Operating Trust, respectively:

(a)	is a trust duly formed, organized and validly existing under its governing jurisdiction;

(b)	has made all registrations or filings required by applicable laws to create or maintain its status as a trust; and

(c)	has the full power and capacity to carry on its business;

11.

the summary in the Prospectuses under the heading “Certain Canadian Federal Income Tax Considerations” is a summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a purchaser referred to therein, subject to specific limitations, qualifications, assumptions and understandings stated or referred to therein;

12.

the Offered Securities and the Series B Shares issuable on conversion of Offered Securities, if issued on the date hereof, would be, on such date, qualified investments under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a deferred profit sharing plan, or a tax-free savings account;

13.

all necessary action has been taken by the Corporation to authorize the execution and delivery by it of this agreement and the performance of its obligations hereunder (including the creation, issuance and sale of the Offered Securities and the creation and issuance of the Series B Shares (upon the conversion of the Offered Securities)), and this agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting the rights of creditors generally, with the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction and that rights to indemnity and waiver of contribution may be limited by law;

14.	the attributes and characteristics of the Offered Securities and the Series B Shares conform in all material respects with the statements relating thereto contained in the Prospectus;

15.

no consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the issuance and sale of the Offered Securities or the issuance of the Series B Shares, other than (i) as required under Applicable Securities Laws, and (ii) the approval of the Exchange to the listing of the Offered Securities and the Series B Shares;

16.	the Transfer Agent, at is principal offices in the City of Toronto, has been duly appointed as transfer agent and registrar for the Series A Shares and the Series B Shares;

17.

all necessary documents have been filed, all requisite proceedings have been taken and all other legal requirements have been fulfilled under the laws of each of the Qualifying Jurisdictions to qualify the issuance and sale of the Offered Securities to the public in each of the Qualifying Jurisdictions through persons who are registered under applicable legislation and who have complied with the relevant provisions of such applicable legislation;

18.

the issuance and delivery by the Corporation of Series B Shares upon the conversion of the Offered Securities in accordance with the terms thereof will be exempt from the prospectus requirements of Applicable Securities Laws and no document will be required to be filed, proceeding taken, or approval or permit, consent or authorization obtained by the Corporation under Applicable Securities Laws to permit such issuance and delivery;

19.

the issuance and delivery by the Corporation of Series A Shares upon the conversion of Series B Shares in accordance with the terms thereof will be exempt from the prospectus requirements of Applicable Securities Laws and no document will be required to be filed, proceeding taken, or approval, permit, consent or authorization obtained by the Corporation under Applicable Securities Laws to permit such issuance and delivery by the Corporation;

20.

the (i) first trade in the Series B Shares acquired upon the conversion of the Series A Shares and (ii) first trade in the Offered Securities acquired upon the conversion of Series B Shares, in each of the Qualifying Jurisdictions will not be subject to the prospectus requirements of Applicable Securities Laws and no filing proceeding, approval, consent or authorization under Applicable Securities Laws will be required to permit any such trade in the Qualifying Jurisdictions made through a registrant properly registered under Applicable Securities Laws who has complied with the requirements thereof, provided that (a) the trade is not a “control distribution” as such term is defined in National Instrument 45-102 – Resale of Securities of the Canadian Securities Administrators, (b) the Corporation is a reporting issuer or the equivalent at the time of the trade under Applicable Securities Laws applicable to such trade and (c) such trade is not a transaction or series of transactions involving the purchase and sale or repurchase and sale in the course of or incidental to a “distribution” as such terms are defined in Applicable Securities Laws;

21.

the Offered Securities and Series B Shares will be listed and posted for trading on the Exchange subject only to the satisfaction of the Exchange’s requirements set out in its listing approval letter; and

22.

the execution and delivery of this agreement by the Corporation, the fulfillment of the terms hereof and thereof by the Corporation and the issuance, sale and delivery of the Offered Securities at the Time of Closing and the issuance and delivery of the Series B Shares upon conversion of the Offered Securities and the issuance of the Series A Shares upon the conversion of the Series B Shares do not and will not result in a breach of, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of, and do not and will not conflict with:

(a)	any of the terms, conditions or provisions of the articles, by-laws or resolutions of the shareholders or directors (or any committee thereof) of the Corporation; or

(b)	any federal laws of Canada or the Province of Ontario.

In connection with such opinions, counsel to the Corporation may rely on or arrange delivery of the opinions of local counsel acceptable to counsel to the Underwriters, Bennett Jones LLP, acting reasonably, as to the qualification for distribution of the Offered Securities and as to other matters governed by the laws of jurisdictions other than the Province of Ontario in which they are qualified to practice and may rely, to the extent appropriate in the circumstances, as to matters of fact on certificates of officers of the Corporation and others.